Great-West Life & Annuity Insurance Company

8515 East Orchard Road

Greenwood Village, Colorado 80111

January 4, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

RE:	Great-West Smart TrackSM Variable Annuity Contract

Variable Annuity-2 Series Account, Amendment No. 33

Great-West Life & Annuity Insurance Company

Registration Statement on Form N-4/A (File Nos. 333-176926 and 811-05817)

SEC Accession No.: 0001193125-11-345542

Request for Withdrawal of Pre-Effective Amendment No. 1

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Great-West Life & Annuity Insurance Company (“GWLA”) and its Variable Annuity-2 Series Account (“Registrant”) hereby respectfully request the withdrawal of the above-referenced pre-effective amendment (“Amendment”) for the Great-West Smart TrackSM Variable Annuity Contract (“Contract”), filed with the Securities and Exchange Commission on December 19, 2011, under the above-referenced Accession number.

The series identification information referenced in the Amendment was determined to be incomplete, so on December 30, 2011, we resubmitted the amendment with the complete corresponding series identification information. The Amendment filed on December 19, 2011 was not declared effective and no securities were sold in connection with the offering for which the Amendment was filed. GWLA and Registrant believe the withdrawal of the Amendment to be consistent with the public interest and the protection of investors.

The cooperation of the Commission staff is greatly appreciated in this matter. If you have any questions regarding this matter, please contact the undersigned at (303) 737-4225 or Ann Furman at Jorden Burt LLP at (202) 965-8130.

Sincerely,

Great-West Life & Annuity Insurance Company Variable Annuity-2 Series Account

/s/ Valerie L. Ruppel
Valerie L. Ruppel Counsel
cc:	Patrick F. Scott, Esq.

Office of Insurance Products